February 12, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Securities and Exchange Commission
Washington, DC  20549

Re:         Derma Sciences, Inc. – Form S-1 File No. 333-163127

Dear Sir or Madam:

Derma Sciences, Inc. (the “Registrant”) hereby files amendment no. 4 to the above captioned registration statement on Form S-1 and also furnishes herewith an EDGAR red-lined version of the registration statement marked to show changes.  The registration statement and prospectus were amended to reflect:  (i) the addition of 33% warrant coverage to the common stock offered pursuant to the offering, (ii) a reduction in the estimated per share price and number of shares estimated to be sold pursuant to the offering, (iii) a corresponding reduction in net proceeds estimated to be received by the Registrant pursuant to the offering, and (iv) corresponding revisions to the summary prospectus, use of proceeds, capitalization and dilution sections of the prospectus.

Very truly yours,

HEDGER & HEDGER

Raymond C. Hedger, Jr.

Enclosures

c      Edward J. Quilty
John E. Yetter, CPA